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                               December 21, 2021

       Dharmesh Pandya
       Chief Executive Officer
       Lytus Technologies Holdings PTV. Ltd.
       601 Everest Grande, A Wing
       Mahakali Caves Road
       Andheri (East)
       Mumbai, India 400 093

                                                        Re: Lytus Technologies
Holdings PTV. Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed December 6,
2021
                                                            File No. 333-254943

       Dear Mr. Pandya:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2021 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       Note 3A - Other Income, page F-24

   1. We have reviewed your response to prior comment 2 and it continues to appear that neither income nor
revenue should be recognized as it does not appear that there is a contract or performance
obligation during the periods presented. We note the Deed of
                                                        Confirmation referred
to in your response is dated November 19, 2021. Please clarify in greater detail the
nature and the reasons for this Deed of Confirmation if, as you assert, a contract already
existed. Please reconcile to earlier statements that the payment terms were not completed and
that no contract existed as the terms were incomplete. In
 Dharmesh Pandya
Lytus Technologies Holdings PTV. Ltd.
December 21, 2021
Page 2
      addition, you state "For the period April 1, 2020 through March 31, 2021, the parties have completed the performance of their obligations under the contract." Please define your performance obligation performed to date. In this regard, you have stated in earlier responses that you had no performance obligations. This reason, in addition to a lack of contract, has resulted in the transaction being outside of IFRS 15. If the arrangement is not within the scope of the IFRS 15, explain the basis for your accounting within the standards of IFRS. Further, your response indicates that you have concluded the revenue from the entitlement rights is a one-time transaction, unusual, infrequent but significant in nature. However, as noted in this footnote, you have revenue from the entitlement rights for the period ended March 31, 2020 and in the fiscal year ended March 31, 2021. Clarify why you reference the discussions on infrequent or unusual items to support recognizing income from this transaction. The discussion references seem to address a presentation and not recognition. Please advise. In addition, we repeat our prior comment to provide us with any instance where this accounting of entitlement rights has been applied in practice to similar fact patterns. Please advise.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameDharmesh Pandya
                                                            Division of
Corporation Finance
Comapany NameLytus Technologies Holdings PTV. Ltd.
                                                            Office of
Technology
December 21, 2021 Page 2
cc:       M. Ali Panjwani, Esq.
FirstName LastName